EXHIBIT 2
                                                                       ---------



AUDITORS' REPORT

TO THE SHAREHOLDERS OF WESTERN OIL SANDS INC.

We have audited the consolidated balance sheets of Western Oil Sands Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Western Oil Sands Inc. as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


"PRICEWATERHOUSECOOPERS LLP"

Chartered Accountants


Calgary, Canada
February 18, 2004

WESTERN OIL SANDS INC.
CONSOLIDATED BALANCE SHEETS

December 31                                                                2003           2002
==============================================================================================
(THOUSANDS)
ASSETS
Current Assets
     Cash                                                           $     3,770    $    14,428
     Accounts Receivable                                                 57,994          6,624
     Inventory (Note 3)                                                   9,100          4,175
     Prepaid Expense                                                      7,033             --
----------------------------------------------------------------------------------------------
                                                                         77,897         25,227
----------------------------------------------------------------------------------------------

Capital Assets (Note 4)                                               1,353,317      1,306,989
Deferred Charges (Note 5)                                                20,903         27,422
Future Income Taxes (Note 11)                                             6,307             --
----------------------------------------------------------------------------------------------
                                                                      1,380,527      1,334,411
----------------------------------------------------------------------------------------------

                                                                    $ 1,458,424    $ 1,359,638
==============================================================================================

LIABILITIES
Current Liabilities
   Accounts Payable and Accrued Liabilities                         $    65,949    $    40,953
   Convertible Notes (Note 6)                                                --          4,055
   Obligations Under Capital Lease (Note 8)                               1,340             --
----------------------------------------------------------------------------------------------
                                                                         67,289         45,008

 Long-term Liabilities
   Long-term Debt (Note 7)                                              860,580        775,820
   Obligations Under Capital Lease (Note 8)                              51,610         50,859
   Other (Note 9)                                                         9,720             --
   Future Income Taxes (Note 11)                                             --            454
----------------------------------------------------------------------------------------------
                                                                        921,910        827,133
----------------------------------------------------------------------------------------------
                                                                        989,199        872,141
----------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Share Capital (Note 12)                                                 476,667        426,275
Contributed Surplus (Note 13)                                               278             --
Convertible Notes (Note 6)                                                   --         83,945
Deficit                                                                  (7,720)       (22,723)
----------------------------------------------------------------------------------------------
                                                                        469,225        487,497
----------------------------------------------------------------------------------------------

                                                                    $ 1,458,424    $ 1,359,638
==============================================================================================

  Commitments and Contingencies (Note 17)

SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Approved by the Board of Directors:

         "ROBERT G. PUCHNIAK"                    "BRIAN F. MACNEILL"
         Robert G. Puchniak                      Brian F. MacNeill
         Director                                Director

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Year ended December 31                                                      2003         2002
==============================================================================================
(THOUSANDS, EXCEPT AMOUNTS PER SHARE)
REVENUES                                                               $ 281,093    $      --

EXPENSES:
  Operating                                                              106,825           --
  Purchased Feedstocks and Transportation                                117,580           --
  Royalties                                                                1,151           --
  General and Administrative                                               6,539        5,688
  Insurance                                                                1,661           10
  Interest (Note 10)                                                      38,429           --
  Accretion on Asset Retirement Obligation (Note 9)                          471           --
  Depreciation, Depletion and Amortization                                27,531          192
  Write-off of Deferred Charges (Note 7)                                      --       22,759
  Foreign Exchange Gain                                                  (34,976)          --
----------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) BEFORE INCOME TAXES                                   15,882      (28,649)
  Income Tax Recovery (Note 11)                                           (1,251)     (19,646)
----------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                                                       17,133       (9,003)
  Charge for Convertible Notes (Note 6)                                    2,130        1,283
----------------------------------------------------------------------------------------------
NET EARNINGS (LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS                $  15,003    $ (10,286)
==============================================================================================

Deficit at Beginning of Year                                              22,723       12,437
----------------------------------------------------------------------------------------------
Deficit at End of Year                                                 $   7,720    $  22,723
==============================================================================================

Net Earnings (Loss) Per Share (Note 12):
  Basic                                                                $    0.30    $   (0.21)
  Diluted                                                              $    0.29    $   (0.21)
----------------------------------------------------------------------------------------------


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31                                                      2003         2002
=============================================================================================
(THOUSANDS)
CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
     Net Earnings (Loss)                                               $  17,133    $  (9,003)
Non-cash items:
   Depreciation, Depletion and Amortization                               27,531          192
   Accretion on Asset Retirement Obligation (Note 9)                         471           --
   Stock Based Compensation (Note 13)                                        278           --
   Write-off of Deferred Charges (Note 7)                                     --       22,759
   Unrealized Foreign Exchange Gain (Note7)                              (35,280)          --
   Future Income Tax Recovery (Note 11)                                   (4,330)     (22,551)
----------------------------------------------------------------------------------------------
CASH FROM OPERATIONS                                                       5,803       (8,603)
Increase in Non-Cash Working Capital (Note 18)                            (7,133)      (7,965)
----------------------------------------------------------------------------------------------
                                                                          (1,330)     (16,568)
----------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
   Issue of Share Capital (Note 12)                                       51,682        1,977
   Share Issue Expenses (Note 12)                                         (2,211)          --
   Issue of Long-term Debt                                               214,000      773,840
   Repayment of Long-term Debt                                                --     (279,481)
   Deferred Charges                                                       (1,017)     (17,927)
   (Repayment) Issue of Convertible Notes                                (88,000)      88,000
   Charge for Convertible Notes (Note 6)                                  (3,640)      (1,283)
   Repayment of Other Long-term Liabilities                                 (470)     (53,687)
----------------------------------------------------------------------------------------------
CASH GENERATED                                                           170,344      511,439
----------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Capital Expenditures                                                 (158,153)    (527,541)
   Insurance Proceeds                                                      9,680           --
   Increase in Non-Cash Working Capital (Note 18)                        (31,199)      (5,875)
----------------------------------------------------------------------------------------------
CASH INVESTED                                                           (179,672)    (533,416)
----------------------------------------------------------------------------------------------

Decrease in Cash                                                         (10,658)     (38,545)
Cash at Beginning of Year                                                 14,428       52,973
----------------------------------------------------------------------------------------------

CASH AT END OF YEAR                                                    $   3,770    $  14,428
=============================================================================================


SEE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WESTERN OIL SANDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


(TABULAR DOLLAR AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AMOUNTS)

         1.       BUSINESS OF THE CORPORATION

         Western Oil Sands Inc. (the "Corporation") was incorporated on June 18, 1999 under the laws of the Province of Alberta. The Corporation holds an undivided 20 per cent working interest in an oil sands project in the Athabasca region of northeast Alberta ("the Oil Sands Project"). Shell Canada Limited and Chevron Canada Limited hold the remaining 60 percent and 20 percent interests, respectively. The Oil Sands Project consists of direct or indirect participation in the design, construction and operation of mining, extracting, transporting and upgrading of oil sands deposits. The Corporation is also actively pursuing other oil sands and related business opportunities.


         2.       SUMMARY OF ACCOUNTING POLICIES

(a)      PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary corporations and limited partnership, 852006 Alberta Limited, Western Oil Sands, L.P., Western Oil Sands Finance Inc. and Western Oil Sands (USA) Inc. (inactive). The Corporation's oil sands activities are conducted jointly with others. These financial statements reflect only the Corporation's proportionate interest in such activities.

(b)      COMMENCEMENT OF COMMERCIAL OPERATIONS

         Effective June 1, 2003, the Corporation commenced commercial operations, as determined by management, as all aspects of the facilities became fully operational and the Oil Sands Project achieved 50 percent of the stated design capacity of 155,000 barrels per day. Accordingly, the Corporation has recorded revenues and expenses related to the Corporation's share of operations of the Oil Sands Project from that date. Prior to June 1, 2003 all revenues, operating costs and interest were capitalized as part of the costs of the Oil Sands Project, and no depreciation, depletion and amortization expensed.

(c)      MEASUREMENT UNCERTAINTY

         The preparation of financial statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Actual results may differ from these estimated amounts as future events occur.

         Specifically, amounts recorded for Depreciation, Depletion and Amortization are based on estimates of crude oil reserves, for Asset Retirement Obligation are based on assumptions of the future costs to dismantle the assets and restore the site of the Oil Sands Project and for Future Income Tax are based on assumptions of the timing and at which tax rates temporary differences are expected to reverse. These estimates of reserves and assumptions of future costs and timing of tax pool use are subject to measurement uncertainty, and the impact to the Consolidated Financial Statements of future periods could be material.

(d)      FOREIGN CURRENCY TRANSLATION

         Transactions in foreign currencies are translated into Canadian dollars at exchange rates prevailing at the transaction dates. Monetary assets and liabilities denominated in a foreign currency are translated into Canadian dollars at rates of exchange in effect at the end of the period, with the resulting unrealized gain or loss being recorded in the Consolidated Statement of Operations and Deficit, after the commencement of operations. Prior to the commencement of operations these unrealized gains and losses were capitalized.

(e)      CASH

         Cash presented in the Consolidated Financial Statements is comprised of cash and cash equivalents and includes short-term investments with a maturity of three months or less when purchased.

(f)      INVENTORY

         Product and Parts, Supplies and Other inventories are stated at the lower of average cost and net realizable value.

(g)      CAPITAL ASSETS

         Capital assets are recorded at cost less accumulated provisions for depreciation, depletion and amortization. Capitalized costs include costs specifically related to the acquisition, exploration, development and construction of the related project. This includes interest, which is capitalized during the construction and start-up phase for each project. Capital assets are reviewed for impairment whenever events or conditions indicate that their net carrying amount may not be recoverable from estimated future cash flows. If an impairment is determined the assets are written down to the fair market value.

         Depletion on the Oil Sands Project is provided over the life of proved and probable reserves on a unit of production basis, commencing when the facilities were substantially complete and after commercial production had begun. Other capital assets are depreciated on a straight-line basis over their useful lives, except for lease acquisition costs and certain mine assets, which are amortized and depreciated over the life of proved and probable reserves. The estimated useful lives of depreciable capital assets are as follows:

         Leasehold improvements                                      5 years
         Furniture and fixtures                                      5 years
         Computers                                                   3 years

(h)      ASSET RETIREMENT OBLIGATION

         Effective January 1, 2003 the Corporation early adopted CICA 3110 "Asset Retirement Obligations". The new standard requires that the Corporation recognize an asset and a liability for any existing asset retirement obligations, which is determined by estimating the fair value of this commitment at the balance sheet date. The fair value is determined by the Corporation by first estimating the expected timing and amount of cash flows, using third party costs, that will be required for future dismantlement and site restoration, and then present valuing these future payments using a credit adjusted risk free rate appropriate for the Corporation. Any change in timing or amount of the cash flows subsequent to initial recognition results in a change in the asset and liability. Over the estimated life of the asset and liability the Corporation recognizes depletion on the asset and accretion on the liability.

(i)      CONVERTIBLE NOTES

         Amounts drawn under the Note Purchase Facility are deemed to consist of both an equity and a liability component in accordance with Canadian GAAP. The initial carrying amounts recognized for the equity and debt component are adjusted for accretion to bring the equity component to the stated principal amount of the Note Purchase Facility at maturity and to remove the debt component. Accretion is charged directly to the Deficit. Upon maturity of the Note Purchase Facility the equity component amount was refinanced by the Corporation under the Revolving Credit Facility, see note 7(c).

(j)      STOCK-BASED COMPENSATION PLAN

         The Corporation has a stock-based compensation plan, which is described in Note 13. Effective January 1, 2002, the Corporation adopted CICA 3870 "Stock-based Compensation and Other Stock-based Payments". CICA 3870 is applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, stock appreciation rights and similar awards to be settled in cash. CICA 3870 is applied to all grants of stock options on or after January 1, 2002.

         During the fourth quarter, effective for January 1, 2003 the Corporation began prospectively recognizing compensation expense for options granted under the plan in accordance with the fair value method. Under the transitional provisions in CICA 3870 the Corporation is required only to apply the fair value based method, and record compensation expense and Contributed Surplus, to awards granted, modified or settled on or after the beginning of the fiscal year, in which the Corporation adopts the fair value method for those awards. Accordingly, only awards issued from January 1, 2003 require compensation expense to be recognized in accordance with CICA 3870. Compensation expense for options granted during 2003 is determined based on the fair values at the time of grant and are recognized over the estimated vesting periods of the respective options. For options granted prior to January 1, 2003 the Corporation continues to disclose the pro forma net earnings (loss) impact of the related compensation expense. Pro forma compensation-related earnings impacts are determined on the same basis as the 2003 options.

         Consideration received on the exercise of stock options granted is credited to share capital, and if related to any stock options that were granted during the year ended December 31, 2003, then an amount equal to the compensation expense recognized to that date is reclassified from Contributed Surplus to Common Shares.

(k)      REVENUE RECOGNITION

         The revenue associated with the sale of crude oil products is recorded as title and other significant risks and rewards of ownership are passed to the customer.

(l)      NET EARNINGS (LOSS) PER SHARE

         The Corporation uses the treasury stock method to determine the dilutive effects of stock options and other dilutive instruments.

(m)      DERIVATIVE FINANCIAL INSTRUMENTS

         Financial instruments are used by the Corporation to hedge its exposure to market risks relating to commodity prices and foreign currency exchange rates. The Corporation's policy is not to utilize financial instruments for speculative purposes.

         The Corporation formally documents all relationships between hedging instruments and hedged items as well as its risk management objectives and strategies for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Corporation also assesses, both at the hedges' inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

         The Corporation enters into hedges with respect to a portion of its oil production to achieve a more predictable cash flow by reducing its exposure to price and currency fluctuations. These transactions are entered into with major Canadian financial institutions. Gains and losses from these financial instruments are recognized in oil revenues as the hedge sale transactions occur.

(n)      EMPLOYEE FUTURE BENEFITS (PENSION PLAN)

         The Corporation has a defined contribution pension plan for its direct employees and as a result of the 20 percent ownership in the Oil Sands Project has a defined benefit pension plan for employees of the Oil Sands Project. For the defined contribution pension plan the expense is recognized as payments are made or entitlements are earned.

         For the defined benefit pension plan the costs are determined using the projected benefit method based on length of service and reflects the Oil Sands Project's best estimate of expected plan investment performance, salary escalation, retirement ages of employees, withdrawal rates and mortality rates. The expected return on plan assets is based on the fair value of those assets and the obligation is discounted using a market interest rate at the beginning of the year on high quality corporate debt instruments. Pension expense includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of adjustments arising from pension plan amendments and the excess of the net actuarial gain or loss over ten percent of the greater of the benefits obligation and the fair value of plan assets. The amortization period covers the expected average remaining service lives of employees covered by the plans.

(o)      COMPARATIVE AMOUNTS

         Certain comparative amounts have been reclassified to conform to the current year's presentation.


         3.       INVENTORY

                                                           2003            2002
 ===============================================================================
 Product Inventory                                 $      3,381    $      4,175
 Parts, Supplies and Other                                5,719              --
 -------------------------------------------------------------------------------
                                                   $      9,100    $      4,175
 ===============================================================================

         4.       CAPITAL ASSETS

                                                                                 2003
-----------------------------------------------------------------------------------------------------
                                                                                ACCUM.
                                                                  COST           DD&A*          NET
Oil Sands Project                                          $ 1,304,460    $   (18,954)   $ 1,285,506
Oil Sands Project Assets Under Capital Lease                    52,744           (795)        51,949
Other Assets                                                    16,639           (777)        15,862
-----------------------------------------------------------------------------------------------------
                                                           $ 1,373,843    $   (20,526)   $ 1,353,317
=====================================================================================================

                                                                                 2002
-----------------------------------------------------------------------------------------------------

Oil Sands Project                                          $ 1,243,061    $        --    $ 1,243,061
Oil Sands Project Assets Under Capital Lease                    50,859             --         50,859
Other Assets                                                    13,601           (532)        13,069
-----------------------------------------------------------------------------------------------------
                                                           $ 1,307,521    $      (532)   $ 1,306,989
=====================================================================================================

* Accumulated Depreciation, Depletion and Amortization


5.       DEFERRED CHARGES

                                                                               2003            2002
-----------------------------------------------------------------------------------------------------
 Deferred Charges                                                        $   28,440      $   27,422
 Less: Amortization                                                          (7,537)             --
-----------------------------------------------------------------------------------------------------
                                                                            $20,903      $   27,422
=====================================================================================================

Deferred charges include primarily debt financing costs that have been incurred in establishing the Corporation's various debt facilities. These amounts are being amortized over the term of the related debt facilities following start-up of the Oil Sands Project.

         6.       CONVERTIBLE NOTES

On October 25, 2001 the Corporation established an $88 million two-year Note Purchase Facility (the "Note Purchase Facility") with a Canadian chartered bank. Borrowings under the Note Purchase Facility bore interest at the bank's prime lending rate, the bankers' acceptance rate or the LIBOR rate plus applicable margins ranging from 125 to 225 basis points. The notes issuable pursuant to draws on the Note Purchase Facility were convertible, at maturity at the option of the Corporation and in the event of a default at the option of the bank, into Common Shares of the Corporation. The Convertible Notes matured on October 25, 2003, and the Corporation refinanced these Convertible Notes using availability that it had under its new Revolving Credit Facility (see Note 7 (c)). For the year ended December 31, 2003 the Corporation accreted $3.6 million ($2.1 million net of tax) in respect to the interest paid on the Note Purchase Facility.

         7.       LONG-TERM DEBT
                                                          2003            2002
-------------------------------------------------------------------------------
US$450 million Senior Secured Notes         (a)      $ 581,580       $ 710,820
Senior Credit Facility                      (b)         91,000          45,000
Revolving Credit Facility                   (c)        188,000          20,000
-------------------------------------------------------------------------------
                                                     $ 860,580       $ 775,820
===============================================================================


(a) On April 23, 2002, the Corporation issued Senior Secured Notes in the amount of US$450 million, bearing interest at 8.375 percent, with a maturity of May 1, 2012 (the "Offering"). The net proceeds of the Offering were used to repay all amounts outstanding under the Corporation's original $535 million bank facility (which was cancelled upon repayment) and repay an amount of $53.7 million due to Shell Canada Limited (representing the acquisition cost of the Corporation's interest in the Oil Sands Project lease plus accumulated interest), with the balance of the proceeds used to fund the Corporation's share of remaining construction costs for the Oil Sands Project. The Senior Secured Notes provide the holders with security over all the assets of the Corporation, subordinated to the Senior Credit Facility, until the Corporation achieves an investment grade corporate credit rating, at which time the Senior Secured Notes become unsecured. Upon completion of the offering, $22.8 million of issue costs and charges relating to non-continuing debt facilities were written off.

         The Senior Secured Notes are recorded in Canadian dollars at the exchange rate in effect at the balance sheet date. An unrealized foreign exchange gain totaling $129.3 million was recognized during the year as a result of changes in the foreign exchange rate between the US and Canadian dollars. Of this gain $94.0 million was capitalized as it occurred prior to commercial operations and the balance of $35.3 million was recognized in the Statement of Operations and Deficit.

(b) In conjunction with the Offering, the Corporation established a new $100 million Senior Credit Facility (the "Senior Credit Facility") with a syndicate of Canadian chartered banks, up to $75 million of which was to be used to fund the first year's debt service under the Offering and construction completion costs; the remaining $25 million was to be used for working capital and letter of credit requirements. Borrowings under the facility bear interest at the lenders' prime lending rate, the bankers' acceptance rate or the LIBOR rate plus applicable margins ranging from 100 to 200 basis points. The Senior Credit Facility matures and is repayable on April 23, 2005. The Senior Credit Facility contains certain covenants and other provisions, which restrict the Corporation's ability to incur additional indebtedness, pay dividends or make distributions of any kind, undertake an expansion of the Oil Sands Project, dispose of its interest in the oil sands project, or change the nature of its business. The Senior Credit Facility provides the banks with security over all of the assets of the Corporation, with the exception of certain intercompany notes and note guarantees issued in connection with the Offering detailed in Note 7(a). At December 31, 2003, an amount of $91 million ($45 million - 2002) had been drawn under this Senior Credit Facility and letters of credit for $7.1 million ($15.4 million - 2002) had been issued.

(c) On November 19, 2002, the Corporation established a $50 million 364-day Extendible Revolving Credit Facility (the "Revolving Facility") with a syndicate of Canadian chartered banks. On January 30, 2003 the Corporation increased the availability under the Revolving Facility with the addition of another Canadian chartered bank to the syndicate by $25 million to a total of $75 million. On May 1, 2003 the Corporation further increased the availability with the existing lenders by $35 million to a total of $110 million. Borrowings under the Revolving Facility bore interest at the lenders' prime lending rate, the bankers' acceptance rate or the LIBOR rate plus applicable margins ranging from 100 to 200 basis points. The Revolving Facility provided the banks with security over all of the assets of the Corporation, with the exception of certain intercompany notes and note guarantees in connection with the Offering detailed in Note 7(a). The Revolving Facility contained a two-year term-out provision should the facility not be renewed.

         On October 16, 2003 the Corporation established a new Revolving Credit Facility ("Revolving Credit Facility") in the amount of $240 million, $15 million of which is available only for letter of credit requirements. This new Revolving Credit Facility refinanced the Corporation's Convertible Notes and the existing Revolving Facility, and provided additional working capital availability. The new Revolving Credit Facility has the same terms and conditions as described in the above paragraph for the Revolving Facility and in addition established certain financial covenants including a limit on the amount available for drawdown. At December 31, 2003 the limit available for drawdown was $215 million, of which $188 million ($20 million - 2002) had been drawn. In addition letters of credit for $0.5 million (nil - 2002) had been issued.


         8.       OBLIGATIONS UNDER CAPITAL LEASE


                                                           2003            2002
--------------------------------------------------------------------------------

Obligations Under Capital Lease                     $    52,950     $    50,859
Less:  Current Portion                                   (1,340)             --
--------------------------------------------------------------------------------
                                                    $    51,610     $    50,859
================================================================================

The capital lease obligation relates to the Corporation's share of capital costs for the hydrogen-manufacturing unit within the Oil Sands Project. Repayment of the principal obligation is scheduled to be $1.3 million in 2004 and thereafter until fully repaid.


         9.       OTHER LONG-TERM LIABILITIES


                                                           2003            2002
-------------------------------------------------------------------------------

Operating Lease Guarantee Obligation                $     2,583    $         --
Asset Retirement Obligation                               7,137              --
-------------------------------------------------------------------------------
                                                    $     9,720    $         --
================================================================================

Under the Mobile Equipment Lease, described in note 17(a), the Corporation is committed to pay its 20 per cent share of an amount equal to 85 per cent of the original cost of the equipment to the lessor at the end of the terms of the lease. Accordingly, the Corporation recognizes, as a liability, a portion of this future payment as it relates to the service life of the equipment that has passed.

The Corporation, in association with its 20 per cent working interest in the Oil Sands Project, is also responsible for its share of future dismantlement costs and site restoration costs in the mining, extracting and upgrading activities. The Corporation currently estimates that the total undiscounted amount of its share of these costs to be approximately $37.3 million, with the majority of that amount to be paid at the end of the current reserves for the Project. The Corporation has assumed a credit adjusted risk free rate of 7.0 percent, resulting in the Corporation recognizing a Capital Asset and a long-term liability of $6.7 million at January 1, 2003. Accretion expense of $0.5 million has been recognized during 2003 on the long-term liability and the amount included in Capital Assets has been depleted in accordance with the Capital Assets policy. During the year the Corporation incurred $0.1 million of restoration costs in respect of this liability.


         10.      INTEREST EXPENSE


                                                        2003              2002
--------------------------------------------------------------------------------
Interest on Long-term Debt                     $      60,522        $   48,126
Capitalized Interest in Oil Sands Project            (23,479)          (48,126)
--------------------------------------------------------------------------------
Interest Expense, Net                                 37,043                --
Interest on Obligations Under Capital Lease            1,386                --
--------------------------------------------------------------------------------
                                               $      38,429        $       --
================================================================================

It is the Corporation's policy to capitalize carrying costs including interest expense for capital assets acquired, constructed or developed over time. As at December 31, 2003, $87.1 million of net interest expense (December 31, 2002 - $63.6 million) had been capitalized as part of the cost of the Oil Sands Project, representing the interest expense from inception to June 1, 2003 the date the Corporation commenced commercial operations.

On a cash basis interest paid for the year ended December 31, 2003 was $63.8 million (December 31, 2002 - $40.6 million). Cash interest received for the year ended December 31, 2003 was $0.2 million (December 31, 2002 - $2.3 million).

         11.      INCOME TAXES

                                                         2003              2002
--------------------------------------------------------------------------------
Large Corporations Tax                         $        3,079     $       2,905
Future Income Tax                                      (4,330)          (22,551)
--------------------------------------------------------------------------------
INCOME TAX RECOVERY                            $       (1,251)    $     (19,646)
================================================================================

Cash taxes paid during the year ended December 31, 2003 were $4.5 million (December 31, 2002 - $2.4 million) and related solely to Large Corporations Tax.

At December 31, the future income tax liability consists of:

                                                       2003              2002
--------------------------------------------------------------------------------
Future Income Tax Assets
   Net Losses Carried Forward                  $     49,682       $    19,069
   Share Issue Costs                                  1,723             2,096
   Debt Issue Costs                                      --             1,386
Future Income Tax Liabilities
   Capital Assets in Excess of Tax Values           (38,860)          (23,005)
   Unrealized Foreign Exchange Gain                  (6,209)               --
   Debt Issue Costs                                     (29)               --
--------------------------------------------------------------------------------
NET FUTURE INCOME TAX ASSET (LIABILITY)        $      6,307       $      (454)
================================================================================

  The following table reconciles income taxes calculated at the Canadian statutory rate of 41.12% (2002 - 42.12%) with actual income taxes:

                                                         2003              2002
--------------------------------------------------------------------------------
Net Earnings (Loss) Before Income Taxes         $      15,882    $      (28,649)

Income Tax Expense (Recovery) at Statutory Rate         6,531           (12,067)
Effect of Tax Rate Changes                              1,851                --
Non-Taxable Portion of Foreign Exchange Gain           (8,298)               --
Resource Allowance                                     (4,414)               --
Recognition of Losses Brought Forward                      --           (10,484)
Large Corporations Tax                                  3,079             2,905
--------------------------------------------------------------------------------
INCOME TAX RECOVERY                             $      (1,251)   $      (19,646)
================================================================================

At December 31, 2003, the Corporation had approximately $1.5 billion of tax pools available. Included in the tax pools are $129.3 million of tax loss carry forward balances as evaluated at December 31, 2003, with expiry dates as follows:

          YEAR CREATED                    AMOUNT                EXPIRY
     ------------------------------------------------------------------------
              1999                  $    1.2 million             2006
              2000                  $   11.7 million             2007
              2001                  $    8.8 million             2008
              2002                  $   24.7 million             2009
              2003                  $   82.9 million             2010
     ------------------------------------------------------------------------

         12.     SHARE CAPITAL

(a)      AUTHORIZED

         The Corporation is authorized to issue an unlimited number of Class A shares ("Common Shares"), an unlimited number of non-voting Convertible Class B Equity Shares ("Class B Shares"), an unlimited number of non-voting Class C Preferred Shares and an unlimited number of Class D Preferred Shares, issuable in series.

         The Common Shares are without nominal or par value. The Class B Shares were convertible into Common Shares upon successful completion of a public offering or certain other events, but with no additional consideration owing to the Corporation. There have been no Class C Preferred Shares issued. The Class D Preferred Shares, Series A, which have been issued, are convertible into Common Shares at the holders' options prior to redemption on a one for one basis.

(b)      ISSUED AND OUTSTANDING
                                                       NUMBER
COMMON SHARES                                       OF SHARES          AMOUNT
===============================================================================
Balance at December 31, 2001                       47,513,971      $  435,340
-------------------------------------------------------------------------------
Issued for cash                                       228,500           1,977
Renunciation of Flow-through Shares (1)                    --         (23,005)
-------------------------------------------------------------------------------
Balance at December 31, 2002                       47,742,471         414,312
Issued for Cash                                     2,050,000          50,225
Issued on Exercise of Employee Stock Options          163,800           1,457
Share Issue Costs, Net of Tax                              --          (1,290)
-------------------------------------------------------------------------------
Balance at December 31, 2003                       49,956,271         464,704


CLASS D PREFERRED SHARES

Balance at December 31, 2002 and 2003               666,667        $    11,963
--------------------------------------------------------------------------------
TOTAL SHARE CAPITAL                              50,622,938        $   476,667
================================================================================

(1) In accordance with certain provisions of the Income Tax Act, Canadian exploration expenses or Canadian development expenses related to expenditures of the subscribed funds for shares issued on a flow-through basis are transferred to the shareholders. Effective December 31, 2002, all the expenditures related to these shares had been renounced and the tax deductions were transferred to the shareholders. Accordingly, a future income tax liability is created and share capital is reduced by the tax effect of the renounced expenditures.

(c)      NET EARNINGS (LOSS) PER SHARE

         The following table summarizes the Common Shares used in calculating Net Earnings (Loss) per Common Share:

                                                                                 2003           2002
         -----------------------------------------------------------------------------------------------
         Weighted Average Common Shares Outstanding - Basic                    50,344,332    48,330,320
         Effect of Stock Options and Warrants                                     965,308            --
         -----------------------------------------------------------------------------------------------
         WEIGHTED AVERAGE COMMON SHARES OUTSTANDING - DILUTED                  51,309,640    48,330,320
         ===============================================================================================

         Due to a loss for the twelve months ended December 31, 2002 zero incremental shares are included in the 2002 diluted weighted average common shares outstanding.

(d)      CLASS D PREFERRED SHARES

         The Corporation has 666,667 Class D Preferred Shares, Series A outstanding. The Class D Preferred Shares, Series A, can be converted into Common Shares at the holders' option prior to redemption on a one for one basis. If not previously converted, they are redeemable at the option of the Corporation at any time at a price equal to their issue price, plus a cumulative dividend of 12 percent per year compounded semi-annually until January 1, 2007, from which date the dividend increases by 3 percent per quarter to a maximum of 24 percent per year. Cash dividends are not paid on the Class D Preferred Shares.

(e)      CALL OBLIGATIONS

         The Corporation entered into call obligation agreements with certain shareholders, which obligated the holders of the obligations to purchase up to 3,040,000 Class B Shares for $5.00 per share. The Corporation was entitled to require the subscriber to exercise their call obligations at its discretion upon the satisfaction of certain conditions. These call obligations were to have expired on December 31, 2001, but were extended until March 31, 2003 at which time they expired unexercised. An additional 2,589,641 call obligations were entered into in July 2001, whereby each call obligation is exercisable into one Class B Share and one warrant to purchase a Class B Share upon the payment of $13.00 per call obligation. These call obligations were exercisable until March 31, 2003 and the underlying warrant was exercisable at the then market price for a period of four years after the call obligation exercise. These obligations expired unexercised.

(f)      WARRANTS

         The Corporation has 494,224 Class A Warrants outstanding. Each Class A Warrant entitles the holder to purchase one Common Share at $2.50 per share until five years after start-up of the Oil Sands Project.

(g)      ISSUANCES

         On February 7, 2003, the Corporation completed a public offering for the issuance of 2,050,000 Common Shares for aggregate proceeds of $50.2 million, before consideration of share issue costs of $2.2 million ($1.3 million net of tax). The offering was underwritten by a syndicate of Canadian underwriters and undertaken through the filing of a short form prospectus. Proceeds of the offering were used to pay down certain amounts that had been drawn on the bank debt and to fund capital expenditures.

         13.      STOCK OPTIONS

(a)      STOCK OPTION PLAN

         The Corporation has established a Stock Option Plan for the issuance of options to purchase Common Shares to directors, officers and employees of the Corporation and its subsidiaries. Options granted under the Stock Option Plan generally vest on an annual basis over four years. The stock options expire five years from each vesting date.

                                                              2003                           2002
         -----------------------------------------------------------------------------------------------------
                                                                    Weighted                      Weighted
                                                   Number of        Average       Number of       Average
                                                    Options      Exercise Price    Options     Exercise Price
          -----------------------------------------------------------------------------------------------------
           Outstanding at Beginning of Year         1,329,500      $    14.40      1,238,000      $   9.52
           Granted                                    233,000           25.72        429,000         23.91
           Exercised                                 (163,800)           8.90       (228,500)         8.64
           Cancelled                                  (54,000)           9.13       (109,000)         8.50
          -----------------------------------------------------------------------------------------------------
           Outstanding at End of Year               1,344,700      $    17.25      1,329,500      $  14.40
          -----------------------------------------------------------------------------------------------------
           Exercisable at End of Year                 660,700      $    11.46        550,000      $   9.02
          -----------------------------------------------------------------------------------------------------

         The following table summarizes Stock Options outstanding and exercisable under the Stock Option Plan at December 31, 2003:

                                              Options Outstanding                   Options Exercisable
                                  -------------------------------------------------------------------------
                                                   Weighted          Weighted                      Weighted
                                                    Average           Average                        Average
          Exercise Price              Number      Remaining          Exercise      Number of       Exercise
                                   of Options          Life             Price        Options          Price
          -------------------------------------------------------------------------------------------------
                                                    (months)
            $ 8.50 - $12.00           504,100          44.8              8.57        486,600     $     8.55
            $12.01 - $16.00           178,600          63.7             14.66         81,850          14.70
            $20.01 - $24.00           411,500          69.1             23.85         87,875          23.82
            $24.01 - $28.00           200,500          80.3             25.07          4,375          25.43
            $28.01 - $32.00            50,000          90.0             28.22             --             --
          -------------------------------------------------------------------------------------------------
                                    1,344,700          61.7             17.25        660,700     $    11.46
          -------------------------------------------------------------------------------------------------

     The number of Common Shares reserved for issuance under the Stock Option Plan was 2,607,700 at December 31, 2003 (3,000,000 at December 31, 2002).

(b)      STOCK-BASED COMPENSATION

         During 2003 the Corporation recognized $0.3 million (nil - 2002) in compensation expense related to stock-based compensation issued during 2003. This is the portion of stock based compensation that is related to 2003 employee services rendered. The weighted average fair value of the 233,000 options granted during 2003 was $9.08 using the Black-Scholes option pricing model. In 2002 there were 429,000 options granted at a weighted average fair value of $8.39, however in accordance with CICA 3870 no compensation expense has been recognized. The following table sets out the assumptions used in applying the Black-Scholes model:

                                                            2003         2002
         --------------------------------------------------------------------
         Risk free interest rate, average for year          4.54%        4.55%
         Expected life (in years)                           5.00         5.00
         Expected volatility                                0.30         0.30
         Dividend per share                                   --           --
         --------------------------------------------------------------------

No compensation expense has been recognized for stock options granted before January 1, 2003, in accordance with Note 1(j). Had compensation expense been determined based on the fair value method for awards made after December 31, 2001 but before January 1, 2003, the Company's net earnings (loss) attributable to common shareholders and earnings (loss) per share would have been adjusted to the proforma amounts indicated below:

                                                                                              2003           2002
      ------------------------------------------------------------------------------------------------------------
      Net Earnings (Loss) Attributable to Common Shareholders - As Reported            $    15,003     $  (10,286)
      Compensation Expense                                                                   1,177            703
      ------------------------------------------------------------------------------------------------------------
      Net Earnings (Loss) Attributable to Common Shareholders - Proforma               $    13,826     $  (10,989)
      ============================================================================================================
      Basic Earnings (Loss) Per Share:
        As Reported                                                                     $     0.30     $    (0.21)
        Proforma                                                                        $     0.27     $    (0.23)
      Diluted Earnings (Loss) Per Share:
        As Reported                                                                     $     0.29     $    (0.21)
        Proforma                                                                        $     0.27     $    (0.23)
      ============================================================================================================

         14.      SHAREHOLDERS' RIGHTS PLAN

The Corporation has a shareholders' rights plan (the "Plan"). Under the Plan, one right will be issued with each Common Share issued. The rights remain attached to the Common Share and are not exercisable or separable unless one or more certain specified events occur. If a person or group acting in concert acquires 20 per cent or more of the Common Shares of the Corporation, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase Common Shares of the Corporation at a 50 per cent discount from the then market price. The rights are not triggered by a "Permitted Bid", as defined in the Plan.

         15.      EMPLOYEE FUTURE BENEFITS

The Corporation has a defined contribution pension plan for its direct employees and as a result of the 20 percent ownership in the Oil Sands Project has a defined benefit pension plan for employees of the Oil Sands Project. All of the information pertaining to the defined benefit pension plan in this note represents the Corporation's 20 percent ownership in the Oil Sands Project.

The total expense for the year ended December 31, 2003 for the Corporation's defined contribution plan was $0.2 million (December 31, 2002 - $0.09 million).

Information for the defined benefit pension plan is as follows:

                                                                         2003
-----------------------------------------------------------------------------
Accrued Benefit Obligation, Beginning of Year                         $    --
     Current Service Cost                                                 824
     Interest Cost                                                         88
     Other                                                                200
     Benefits Paid                                                        (28)
-----------------------------------------------------------------------------
Accrued Benefit Obligation, End of Year                               $ 1,084
=============================================================================

Fair Value of Plan Assets, Beginning of Year                          $    --
     Employer Contributions                                             1,078
     Actual Return on Plan Assets                                          81
     Benefits Paid                                                        (28)
-----------------------------------------------------------------------------
Fair Value of Plan Assets, End of Year                                $ 1,131
=============================================================================

Funded Status - Plan Surplus                                          $    47
Other                                                                     165
-----------------------------------------------------------------------------
Accrued Benefit Asset                                                 $   212
=============================================================================

Components of Expense
     Current Service Cost                                             $   824
     Interest Cost                                                         88
     Expected Return on Plan Assets                                       (70)
     Other                                                                  8
-----------------------------------------------------------------------------
Net Expense                                                           $   850
=============================================================================

The significant actuarial assumptions used to determine the periodic expense and accrued benefit obligations are as follows:

                                                                        2003
----------------------------------------------------------------------------
Discount Rate                                                           6.50%
Expected Long-term Rate of Return on Plan Assets                        7.00%
Rate of Compensation Increase                                           4.25%
----------------------------------------------------------------------------

         16.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Corporation's financial instruments that are included in the Consolidated Balance Sheets are comprised of cash, accounts receivable, accounts payable and accrued liabilities, long-term borrowings and the Convertible Notes.

(a)      COMMODITY PRICE RISK

         The Corporation has entered into various commodity pricing agreements designed to mitigate the exposure to the volatility of future crude oil prices. As at December 31, 2003 the agreements are summarized as follows:

                                                                           Average
                          Notional Volume                                Swap Price    Unrealized Increase (Decrease)
         Instrument          (bbls/d)            Hedge Period              ($/bbl)       To Future Revenue (Cdn $)
         ------------------------------------------------------------------------------------------------------------
         WTI Swaps            20,000              Fiscal 2004             US$27.37          $     (25,955)
         WTI Swaps            16,000         January to March 2005        US$26.17                 (3,221)
         WTI Swaps             7,000        April to December 2005        US$26.87                   (850)
         ------------------------------------------------------------------------------------------------------------
                                                                                            $     (30,026)
         ============================================================================================================

(b)      CREDIT RISK

         A significant portion of the Corporation's accounts receivable is with customers in the oil and gas industry, and is subject to normal industry credit risks. The Corporation has in place credit practices that limit transactions to counterparties of minimum investment grade quality.

         The Corporation's crude oil swap agreements are all with major financial institutions in Canada.

(c)      INTEREST RATE RISK

         At December 31, 2003, the increase or decrease in net earnings for each one percent change in the interest rates on floating debt amounts to $2.8 million. At December 31, 2002, there would be no increase or decrease in net earnings from a one percent change in the interest rates on floating rate debt as all interest had been capitalized as part of the cost of the Oil Sands Project.

(d)      FOREIGN CURRENCY RISK

         Foreign currency risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Corporation's operating and financial results. At December 31, 2003, the Corporation has revenue and expenses transacted in US dollars, and has US dollar denominated Senior Secured Notes, as described in
         Note 7(a). At December 31, 2002, the Corporation's only significant exposure to these foreign exchange risks was in connection with its Senior Secured Notes.

(e)     FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

         The fair values of financial instruments that are included in the Consolidated Balance Sheet, other than long-term borrowings, approximate their carrying amount due to the relatively short period to maturity of these instruments.

         The estimated fair values of long-term borrowings have been determined based upon market prices at December 31, 2003 for other similar liabilities with similar terms and conditions, or by discounting future payments of interest and principal at estimated interest rates that would be available to the Corporation at year-end.

                                                        2003                               2002
=============================================================================================================
                                           Balance Sheet                       Balance Sheet
                                              Amount          Fair Value          Amount          Fair Value
-------------------------------------------------------------------------------------------------------------
Floating rate debt:
      Revolving  credit  and term  loan      $ 279,000       $    279,000        $   65,000         $  65,000
      borrowings
      Other long-term liabilities               62,670             62,670            50,859            50,859
Fixed rate debt:
      US Senior Secured Notes                   581,580           661,547           710,820           700,158
-------------------------------------------------------------------------------------------------------------
Long-term borrowings                        $  923,250       $  1,003,217        $  826,679         $ 816,017
-------------------------------------------------------------------------------------------------------------

         17.      COMMITMENTS AND CONTINGENCIES

a)       COMMITMENTS

         The Corporation has executed long-term third party agreements to provide for pipeline transportation of bitumen and upgraded products, electrical and thermal energy, production and supply of hydrogen and transportation of natural gas. Under the terms of certain of these agreements, the Corporation is committed to pay for these utilities and services on a long-term basis, regardless of the extent that such services and utilities are actually used. If due to project delay, suspension, shut down or other reason, the Corporation fails to meet its commitment under these agreements, the Corporation may incur substantial costs and may, in some circumstances, be obligated to purchase the facilities constructed by the third parties for a purchase price in excess of the fair market value of the facilities. The Corporation has also entered into long-term third party agreements to purchase certain feedstocks on a `take or pay' basis.

         The Corporation and the other owners of the oil sands Joint Venture have entered into long-term operating lease obligations for certain equipment related to the Oil Sands Project. The term of the lease obligations is between three and seven years. The Corporation anticipates its share of the final value of the leased equipment will total between $40 to $60 million. A guarantee has been provided to the lessor in order to secure attractive leasing terms and is payable when the equipment is returned to the lessor. At December 31, 2003, the Corporation's share of the maximum payable under the guarantee was $41.1 million. However, any proceeds received from the sale of the equipment would be used to offset against the payment required under the guarantee. At December 31, 2003, the Corporation's share of committed lease payments amounted to $50.8 million. The estimate of lease interest obligations, excluding any committed payments, is $2.0 million per year for each of 2004 through 2006, $1.9 million for 2007 and $1.8 million for 2008.

The following table summarizes the Corporation's operating commitments at December 31, 2003:

                              FEEDSTOCKS AND         ELECTRICAL AND        MOBILE EQUIPMENT
                              TRANSPORTATION         THERMAL ENERGY              LEASE                 TOTAL
         -----------------------------------------------------------------------------------------------------
         2004                  $   71,581              $  21,102            $     2,380         $     95,063
         2005                      72,837                 21,105                  5,960               99,903
         2006                      81,180                 20,696                  2,940              104,815
         2007                      81,482                 20,928                  3,340              105,750
         2008                      16,800                 21,252                  9,800               47,852
         Thereafter               305,600                307,709                 26,340              639,949
         -----------------------------------------------------------------------------------------------------
         Total                 $  629,480              $ 412,792            $    50,760         $  1,093,051
         -----------------------------------------------------------------------------------------------------

b)       CONTINGENCIES

         During the year the Corporation has submitted claims, under the insurance coverage provided in our Joint Venture construction policies, in respect of the fire that occurred in January 2003 at the Muskeg River Mine extraction plant. The Corporation has extensive insurance coverage in place and is seeking to recover these costs from insurers. Claims for $125 million ($25 million for the Corporation's share) have been submitted and a total of $9.7 million received by the Corporation as of December 31, 2003 for property damages. The Joint Venture has also filed a $500 million claim ($100 million for the Corporation's share) in respect of loss of profits due to production delays from the fire.

         The Corporation has filed a Statement of Claim, against the parties involved in placing and issuing the cost overrun and start up delay insurance policy, in an amount exceeding $200 million. Aggravated and punitive damages totaling $650 million have also been claimed against the insurers. The Statement of Claim will only be served on the insurers and pursued in the courts in the event that resolution procedures cannot otherwise be agreed to on a timely basis. Arbitration proceedings under the terms of the insurance policy have been initiated to resolve the disputes with insurers surrounding these claims for payment.

         No amounts, other than those collected at December 31, 2003, have been recognized in these statements relating to these insurance policies nor will an amount be recognized until the proceeds are received.


         18.      NET CHANGE IN NON-CASH WORKING CAPITAL


SOURCE/(USE)                                                 2003        2002
-----------------------------------------------------------------------------
Operating Activities
     Accounts Receivable                                 $(53,309)   $ (4,071)
     Inventory                                             (4,925)     (4,175)
     Prepaid Expenses                                      (7,033)         --
     Accounts Payable and Accrued Liabilities              58,134         281
                                                         --------------------
                                                         $ (7,133)   $ (7,965)
                                                         --------------------
Investing Activities
     Accounts Receivable                                 $  1,939    $  4,675
     Accounts Payable and Accrued Liabilities             (33,138)    (10,550)
                                                         --------------------
                                                         $(31,199)   $ (5,875)
=============================================================================

         19.      UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

The Consolidated Financial Statements have been prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (Canadian GAAP) which, in most respect, conform to accounting principles generally accepted in the United States (US GAAP). Canadian GAAP differs from US GAAP in the following respects:

RECONCILIATION OF NET EARNINGS (LOSS) UNDER CANADIAN GAAP TO US GAAP

                                                                                YEAR ENDED DECEMBER 31
                                                                         -------------------------------------
                                                                 NOTE             2003                 2002
                                                                         --------------------------------------
Net Earnings (Loss) - Canadian GAAP                                        $    17,133          $    (9,003)
   Impact of US GAAP
   Pre-Operating Items and Borrowing Costs                        iv            17,716               (4,669)
   Loss on Derivative Financial Instruments                        v            (1,348)                 (39)
   Interest on Convertible Notes                                  vii           (3,640)                 163
   Pre-Feasibility Costs                                         viii             (923)                   -
   Deferred Income Tax                                            iii           22,174              (19,929)
                                                                         --------------------------------------
Net Earnings (Loss) - US GAAP                                                $  51,112           $  (33,477)
                                                                         ======================================

Net Earnings (Loss) Per Share - US GAAP
   Basic                                                                   $      1.02        $      (0.69)
                                                                         --------------------------------------
   Diluted                                                                 $      1.00        $      (0.69)
                                                                         --------------------------------------

CONSOLIDATED STATEMENT OF OTHER COMPREHENSIVE INCOME
                                                                               YEAR ENDED DECEMBER 31
                                                                         --------------------------------------
                                                                                  2003                  2002
                                                                         --------------------------------------
Net Earnings (Loss) - US GAAP                                             $     51,112       $       (33,477)
Change in Realized and Unrealized Losses                           v           (15,666)               (1,483)
                                                                         --------------------------------------
Other Comprehensive Income                                                $     35,446       $       (34,960)
                                                                         ======================================

CONSOLIDATED STATEMENT OF CASH FLOWS - US GAAP
                                                                                YEAR ENDED DECEMBER 31
                                                                         --------------------------------------
                                                                  NOTE             2003                 2002
                                                                         --------------------------------------
Cash Provided By (Used In)
Operating Activities - Canadian GAAP                                      $      (1,330)       $     (16,568)
   Pre-Operating Items and Borrowing Costs                         iv          (102,676)              (4,669)
   Interest on Convertible Notes                                   vii           (3,640)                 163
   Pre-Feasibility Costs                                          viii             (923)                   -
                                                                         --------------------------------------
Operating Activities - US GAAP                                                 (108,569)             (21,074)
                                                                         --------------------------------------
Financing Activities - Canadian GAAP                                            170,344              511,439
   Interest on Convertible Notes                                   vii            3,640                1,283
                                                                         --------------------------------------
Financing Activities - US GAAP                                                  173,984              512,722
                                                                         --------------------------------------
Investing Activities - Canadian GAAP                                           (179,672)            (533,416)
   Pre-Operating Items and Borrowing Costs                         iv           102,676                4,669
   Interest on Convertible Notes                                   vii                -               (1,446)
   Pre-Feasibility Costs                                          viii              923                    -
                                                                         --------------------------------------
Investing Activities - US GAAP                                                  (76,073)            (530,193)
                                                                         --------------------------------------
Decrease in Cash                                                          $     (10,658)       $     (38,545)
                                                                         ======================================

CONSOLIDATED BALANCE SHEET
                                                                          AS AT DECEMBER 31
                                                  ------------------------------------------------------------------
                                                               2003                              2002
                                                  --------------------------------------------------- --------------
                                        NOTE         AS REPORTED          US GAAP        AS REPORTED         US GAAP
                                        ----         -----------          -------        -----------         -------
ASSETS
Current Assets                                      $     77,897     $     77,897       $     25,227    $     25,227
Capital Assets                       iv,vii,viii       1,353,317        1,358,201          1,306,989       1,293,987
Deferred Charges                         iv               20,903           19,810             27,422          27,422
Future Income Taxes                     iii                6,307           37,837                 --              --
                                                  ------------------------------------------------------------------
                                                    $  1,458,424     $  1,493,745       $  1,359,638    $  1,346,636
                                                  ==================================================================

LIABILITIES
Current Liabilities                                 $     67,289     $     67,289       $     45,008    $    128,953
Financial Liabilities                    v                    --           30,026                 --           2,600
Long-term Debt                                           860,580          860,580            775,820         775,820
Obligations Under Capital Lease                           51,610           51,610             50,859          50,859
Other Long-term Liabilities                                9,720            9,720                 --              --
Future Income Taxes                     iii                   --               --                454              --
                                                  ------------------------------------------------------------------
                                                         989,199        1,019,225            872,141         958,580
SHAREHOLDERS' EQUITY
Share Capital                            ix              476,667          495,972            426,275         445,580
Contributed Surplus                                          278              278                 --              --
Convertible Notes                       vii                   --               --             83,945              --
Deficit                              iv,v,viii,ix         (7,720)          (4,581)           (22,723)        (55,693)
Accumulated Other                        v
  Comprehensive Income                                        --          (17,149)                --          (1,483)
                                                  ------------------------------------------------------------------
                                                    $  1,458,424     $  1,493,745         $1,359,638    $  1,346,636
                                                  ==================================================================

i.       STOCK BASED COMPENSATION

The Corporation accounts for its stock-based compensation plans under CICA 3870, under which no compensation expense was recognized in the consolidated financial statements for stock options granted between January 1, 2002 to December 31, 2002. If compensation expense had been recorded in accordance with Statement of Financial Accounting Standard ("FAS") No. 123, the Corporation's net earnings
(loss) and net earnings (loss) per share would approximate the following pro forma amounts:

                                                   YEAR ENDED DECEMBER 31
                                                 --------------------------
                                                        2003           2002
                                                 --------------------------
Compensation Expense                              $    1,177     $      703
Net Earnings (Loss):
  As Reported - US GAAP                               51,112        (33,477)
                                                 --------------------------
  Pro Forma                                       $   49,935     $  (34,180)
                                                 ==========================
Basic Earnings (Loss) Per Share:
  As Reported - US GAAP                           $    1.02      $   (0.69)
  Pro Forma                                       $    0.99      $   (0.71)
Diluted Earnings (Loss) per Share:
  As Reported - US GAAP                           $    1.00      $   (0.69)
  Pro Forma                                       $    0.97      $   (0.71)
                                                 ==========================

The fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model with weighted average assumptions for grants as follows:

                                                     YEAR ENDED DECEMBER 31
                                                   --------------------------
                                                       2003          2002
                                                   --------------------------
Risk Free Interest Rate, Average for Year              4.54%         4.55%
Expected Life (In Years)                               5.00          5.00
Expected Volatility                                    0.30          0.30
Dividend Per Share                                       --            --


         ii.      RECENT ACCOUNTING PRONOUNCEMENTS

A.       FASB Interpretation 46 Consolidation of Variable Indirect Entities

         In February 2003, FASB issued FASB Interpretation 46, to be effective for the first interim or annual reporting period beginning after June 14, 2003. The standard mandates that certain special-purpose entities be consolidated by their primary beneficiary. The Corporation does not expect that the adoption of this pronouncement will have an impact on its financial statements.

B.       Hedge Accounting

         The CICA issued Accounting Guideline 13 "Hedging Relationships", effective for fiscal years beginning on or after July 1, 2003. The guideline establishes certain conditions when hedge accounting may be applied, but does not specify hedge accounting methods. The Corporation does not expect that the adoption of this pronouncement will have an impact on its financial statements.

C.       FAS 143 Accounting for Asset Retirement Obligations

         FASB issued FAS 143, effective for fiscal years beginning after June 15, 2002. FAS 143 applies to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. The Corporation adopted CICA 3110 "Asset Retirement Obligations" during the year, and the impact is reflected in Corporation's consolidated financial statements as described in Note 1(h) and Note 9.

iii.     INCOME TAXES

Under US GAAP, the net deferred income tax liability as at December 31, 2003 and 2002 consists of:

                                                       YEAR ENDED DECEMBER 31
                                                      -------------------------
                                                             2003         2002
-------------------------------------------------------------------------------
Future Income Tax Assets
  Net Losses Carried Forward                           $   49,682    $  19,069
  Share Issue Costs                                         1,723        2,096
  Debt Issue Costs                                             --        1,386
  Financial Liabilities in Excess of Tax Values            12,046        1,078
Future Income Tax Liabilities
  Capital Assets in Excess of Tax Values                   (3,188)     (23,584)
  Unrealized Foreign Exchange Gain                        (22,397)          --
  Debt Issue Costs                                            (29)          --
Less: Valuation Allowance                                      --          (45)
--------------------------------------------------------------------------------
NET FUTURE INCOME TAX LIABILITY - US GAAP              $   37,837           --
================================================================================

The following table reconciles income taxes calculated at the Canadian statutory rate of 41.12% (2002 - 42.12%) with actual income taxes:

                                                        YEAR ENDED DECEMBER 31
                                                      -------------------------
                                                            2003          2002
-------------------------------------------------------------------------------
Loss Before Income Taxes - Canadian GAAP              $   15,882    $  (28,649)
US GAAP Adjustments                                       11,805        (4,545)
-------------------------------------------------------------------------------
Loss Before Income Taxes - US GAAP                        27,687       (33,194)
-------------------------------------------------------------------------------

Expected Income Tax                                       11,385       (13,981)
Effect of Tax Rate Changes                                   665            --
Non-Taxable Portion of Foreign Exchange Gain             (30,397)           --
Resource Allowance                                        (4,414)           --
Loss on Derivative Financial Instruments                    (556)           --
Tax Values in Excess of Book Capital Assets               (1,677)           --
Interest on Convertible Notes                             (1,510)           --
Recognition of Losses Brought Forward                         --        (7,946)
Large Corporations Tax                                     3,079         2,905
Renunciation of Deductions for Flow-Through Shares            --        19,305
-------------------------------------------------------------------------------
INCOME TAX EXPENSE - US GAAP                          $  (23,425)   $      283
===============================================================================

iv.      BORROWING COSTS AND THE END OF PRE-OPERATING PERIOD

Under Canadian GAAP, the Corporation is deemed to have ended its pre-operating period upon commencement of commercial production, which occurred on June 1, 2003. Until that time, revenues, training and start-up costs, interest and foreign exchange gains associated with the Project during the pre-operating period were deferred and capitalized as part of the Project. Under US GAAP, the Corporation is deemed to have ended its pre-operating period upon mechanical completion of the Project, which occurred on December 1, 2002, such that these pre-operating items are expensed thereafter. Consistent with the December 1, 2002 end of the pre-operating period depreciation, depletion and amortization of the Corporation's Capital Assets and Deferred Charges should have also commenced.

Under Canadian GAAP during the pre-operating period, standby fees and foreign exchange gains or losses associated with borrowing facilities can be deferred. Under US GAAP, during the pre-operating period these costs would be expensed as incurred.

The following table illustrates each of these differences:

                                                       YEAR ENDED DECEMBER 31
                                                     --------------------------
                                                          2003           2002
                                                     --------------------------
Pre-Operating Items:
  Revenues                                            $   29,653     $       --
  Feedstocks and Operating Expenses                      (79,197)        (1,374)
  Interest Expense                                       (23,479)        (3,295)
  Depreciation, Depletion and Amortization                (3,221)            --
  Foreign Exchange Gains                                  93,960             --
-------------------------------------------------------------------------------
  Impact on Net Earnings (Loss) Before Income Tax         17,716         (4,669)
  US GAAP Adjustments - Prior Years                      (14,448)        (9,779)
-------------------------------------------------------------------------------
                                                      $    3,268     $  (14,448)
===============================================================================

Adjustment to Capital Assets                          $    4,361     $  (14,448)
Adjustment to Deferred Charges                            (1,093)            --
-------------------------------------------------------------------------------
Adjustment to Assets                                  $   (3,268)    $  (14,448)
===============================================================================


v.       DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING

Under Canadian GAAP, the derivative financial instruments qualify for hedge accounting and the payments or receipts on these contracts are recognized in earnings concurrently with the hedged transaction and changes in the fair values of the contracts are not reflected in the consolidated financial statements. US GAAP requires that all derivative financial instruments be recorded on the balance sheet as either assets or liabilities at their fair values. When specific hedging criteria is met, then changes in the derivative's fair value can be recorded in other comprehensive income and any ineffectiveness of the hedge is recorded in earnings for the period.

Management has designated the derivative financial instruments described in Note 16(a) as hedges and as a result, under US GAAP, the effect is to record the change in the fair value of the hedges of $28.6 million (2002 - $2.56 million), $17.1 million net of tax (2002 - $1.48 million), in other comprehensive income and $2.4 million (2002 - $0.04 million) in expenses. In addition, liabilities increased by $30.0 million (2002 - $2.6 million), being the full amount of the unrealized losses.

vi.      OTHER COMPREHENSIVE INCOME

Comprehensive income is measured in accordance with FAS 130 "Reporting Comprehensive Income". This Standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. The Corporation had other comprehensive income arising due to unrealized losses on derivative financial instruments designated as hedge transactions. At December 31, 2003 this other comprehensive income amounted to a loss net of tax of $17.1 million (2002 - $1.48 million).

vii.     CONVERTIBLE NOTES

Under Canadian GAAP, amounts drawn under the Note Purchase Facility are deemed to consist of both an equity and a liability component, recognized as convertible notes. The initial carrying amount of the equity component is adjusted for accretion to bring it up to the stated principal amount of the Note Purchase Facility at maturity. This accretion is charged to the Deficit. Under US GAAP, all amounts drawn under the Note Purchase Facility are classified as a liability and any charges paid on these notes are treated as interest expense. During the pre-operating period, which ended December 1, 2002 under US GAAP, the interest on the Note Purchase Facility, in place to finance the Oil Sands Project, could be capitalized as part of the Oil Sands Project costs.

The effect of this difference in 2002 was to reclass the $83.9 million of Convertible Notes from Shareholders' Equity to Current Liabilities. In addition, the accretion was reversed and capitalized as part of the costs for the Oil Sands Project. The effect was to decrease expenses by $0.16 million, decrease the Deficit by $1.28 million and increase capital assets by $1.44 million. Subsequent to the pre-operating period the interest on the Note Purchase Facility would have been expensed and not accreted to the Deficit. The effect of this difference in 2003 was to reclass $3.6 million to interest expense and $1.5 million to future income tax recovery.

viii.    PRE-FEASIBILITY COSTS

Under Canadian GAAP costs associated with projects that have yet to be determined to be technically feasible can be capitalized as part of Capital Assets if certain criteria are met. Under US GAAP costs associated with projects that have not yet been determined to be technically feasible must be expensed. During the year the Corporation had expenditures of $0.9 million relating to projects that have not yet been determined to be technically feasible. The effect of this difference is to reduce capital assets million and decrease net earnings by $0.9 million.

ix.      FLOW-THROUGH SHARES

Under Canadian GAAP flow-through shares are recorded at their face value within share capital. When the expenditures are renounced and the tax deductions transferred to the shareholders, future income tax liabilities will increase and the share capital will be reduced. Under US GAAP when the shares are issued the proceeds are allocated between the offering of the shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the flow-through shares (given no other differences between the securities). A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance. At December 31, 2002, the Corporation had recognized all renouncements of the tax deductions to the investors. The effect of this difference is to increase share capital by $19.3 million and increase deferred income tax expense by $19.3 million and no effect on current liabilities.